D.A. DAVIDSON & CO.

Statements of Financial Condition

As of September 30, 2020 and 2019

Amounts in thousands, except per share amounts

		2020		2019
ASSETS				
Cash and cash equivalents	$	117,388	$	95,036
Securities segregated under federal and other regulations		4,972		4,999
Receivables from:				
Clients, net		127,603		130,750
Broker-dealers and clearing organizations		41,736		55,303
Other, net		15,940		15,337
Securities owned:				
Trading – at fair value		68,951		85,898
Securities purchased under agreements to resell		20,147		18,205
Notes receivable, net		38,377		36,561
Fixed assets, net		16,411		18,825
Right-of-use assets, net		43,443		—
Deferred income taxes		15,817		18,004
Goodwill and intangible assets, net		8,877		10,041
Other assets		25,738		25,963
Total assets	$	545,400	$	514,922
LIABILITIES AND SHAREHOLDER'S EQUITY				
LIABILITIES:				
Drafts payable	$	13,780	$	16,286
Payables to clients		95,634		124,487
Payables to broker-dealers and clearing organizations		2,870		6,287
Accrued compensation		73,473		59,581
Lease liabilities		52,213		—
Securities sold, but not yet purchased – at fair value		17,361		19,283
Accounts payable and accrued liabilities		19,983		31,397
Total liabilities		275,314		257,321
Commitments and contingencies		—		—
SHAREHOLDER'S EQUITY:				
Common stock ($0.10 par value. Authorized 3,000 shares; 1 share issued and outstanding)		—		—
Additional paid-in capital		156,865		145,083
Retained earnings		113,221		112,518
Total shareholder's equity		270,086		257,601
Total liabilities and shareholder's equity	$	545,400	$	514,922

See accompanying notes to the statements of financial condition.